SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION /RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

International Electronics, Inc.

(Name of Subject Company)

International Electronics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

459436507

(CUSIP Number of Class of Securities)

John Waldstein

President, Chief Executive Officer, Treasurer,
Chief Financial Officer and Chairman of the Board

International Electronics, Inc.

427 Turnpike Street

Canton, Massachusetts 02021

(781) 821-5566

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

James W. Hackett, Jr., Esq.

Frederick P. Callori, Esq.

Choate, Hall & Stewart LLP

Two International Place

Boston, MA 02110

(617) 248-5000

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.   Subject Company Information.

Name and address.  The subject company is International Electronics, Inc., a Massachusetts corporation (the “Company” or “IEI”). The address and telephone number of the Company’s principal executive offices are 427 Turnpike Street, Canton, Massachusetts 02021 and (781) 821-5566.

      Securities.  This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the Company’s common stock, par value $0.01 per share (the “Shares”).  As of May 14, 2007, there were 1,746,931 Shares outstanding, 323,033 Shares issuable or otherwise deliverable in connection with the exercise of outstanding options.

Item 2.   Identity and Background of Filing Person.

Name and address.  The Company is the person filing this Statement.  The information about the Company’s address and business telephone number in Item 1 above is incorporated herein by reference.  The Company’s website is www.ieib.com.  The information on the Company’s website should not be considered a part of this Statement.

Tender offer.  This Statement relates to the tender offer being made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 14, 2007, by and among Acquisition Sub 2007-2, Inc. (the “Offeror”), a wholly-owned subsidiary of Linear LLC (“Linear”), Linear, the Company and, for certain limited purposes, Nortek, Inc., the indirect parent company of Linear (“Nortek”), at a price of $6.65 per Share (the “Offer Price”), net to the seller in cash (subject to applicable withholding tax), without interest, on the terms and subject to the conditions set forth in the Offeror’s offer to purchase, dated May 25, 2007 (the “Offer to Purchase”), and the related letter of transmittal.  The consideration offered per Share, together with all the terms and conditions of the Offeror’s tender offer, is referred to in this Statement as the “Tender Offer”.  The Tender Offer is disclosed in a Tender Offer Statement on Schedule TO filed by the Offeror and Linear with the Securities and Exchange Commission (the “SEC”) on May 25, 2007 (together with the exhibits thereto, the “Schedule TO”).  Copies of the Offer to Purchase and related letter of transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.  Capitalized terms used herein without definition shall have the meanings given to them in the Merger Agreement, a copy of which is attached hereto as Exhibit (e)(1) and incorporated herein by reference.

      The Merger Agreement provides, among other things, that following the consummation of the Tender Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Massachusetts General Laws (the “MGL”) and other applicable law, Offeror will merge with and into the Company (the “Merger”), and each Share that is outstanding and that has not been accepted for purchase pursuant to the Tender Offer (other than Shares that are held by (a) the Company, Linear or the Offeror, which will cease to exist with no consideration to be paid in exchange, and (b) shareholders of the Company, if any, who properly exercise their appraisal rights under the MGL) will be converted into the right to receive cash in an amount equal to the Offer Price.  Upon the effective time of the Merger (the “Effective Time”), the Company will become a wholly-owned subsidiary of Linear.

     The Schedule TO states that the Offeror’s and Linear’s address is c/o Linear LLC, 1950 Camino Vida Roble, Suite 150, Carlsbad, CA 92008 and their telephone number is (760) 438-7000.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement, including in the Information Statement of IEI attached to this Statement as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), there are no material agreements, arrangements, or understandings, nor any actual or potential conflicts of interest, between IEI or its affiliates and (i) IEI or IEI’s executive officers, directors or affiliates or (ii) Linear, the Offeror or their respective executive officers, directors or affiliates.  The Information Statement is being furnished to the Company’s shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with Linear’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “Board”) after acquiring at least two-thirds of the Shares (on a fully-diluted basis) pursuant to the Tender Offer (such time hereinafter referred to as the “Acceptance Time”).

Any information contained in the pages incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

(a)       Arrangements with Executive Officers and Directors of the Company.

The Company’s directors and executive officers have entered into, or participate in, as applicable, the various agreements and arrangements discussed below.  In the case of each plan or agreement discussed below to which the term “change of control” applies, the consummation of the Tender Offer would constitute a change of control.

Cash Consideration Payable Pursuant to the Tender Offer.  If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Tender Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other shareholders of the Company.  As of May 14, 2007, the Company’s directors and executive officers beneficially owned in the aggregate 235,373 Shares (excluding options to purchase Shares).  If the directors and executive officers were to tender all 235,373 Shares beneficially owned by them for purchase pursuant to the Tender Offer and those Shares were accepted for purchase and purchased by the Offeror, the directors and officers would receive an aggregate of $1,565,230.45 in cash.  As discussed below under Item 4(c), to the knowledge of the Company, each of the Company’s executive officers, directors and affiliates currently intends to tender all Shares held of record or beneficially owned by such person for purchase pursuant to the Tender Offer.

As of May 14, 2007, the Company’s directors and executive officers held options to purchase 236,333 Shares in the aggregate, 82,500 of which were unvested, with exercise prices ranging from $1.17 to $3.07 and a weighted average exercise price of $2.163 per Share.  Upon a change of control of the Company, which would occur upon consummation of the Tender Offer, pursuant to the terms of the option agreements between the Company and its directors and executive officers, all of such unvested options would automatically fully vest.

Employment Agreements.  John Waldstein has an employment contract with IEI that provides for certain compensation to be paid to him if he is discharged by IEI without cause, as defined, before the end of the term of his contract.  Mr. Waldstein’s employment contract provides for a continuing term of three years following each day of employment, unless Mr. Waldstein voluntarily resigns or is terminated for cause, death or disability, and a current minimum annual salary of approximately $201,541, subject to adjustment for inflation, plus an annual minimum bonus of $50,000 payable upon the achievement of specified goals and objectives.  The salary and bonus of Mr. Waldstein is subject to performance reviews and annual adjustment as determined by IEI’s Compensation Committee.

If the employment of Mr. Waldstein is terminated by IEI without cause, including a change in status as a result of an acquisition, merger or sale of assets or the election of a slate of Board members not approved by Mr. Waldstein (any such case, an “Acquisition”), IEI is obligated to pay at such termination an amount equal to his total salary and benefits to the conclusion of the contract period, being three years from the date of termination.  In the event of an Acquisition, Mr. Waldstein’s base salary shall increase based on future adjustments for inflation.  As of December 31, 2006, John Waldstein’s base salary to the conclusion of his contract period, three years from the date of termination without cause or by death or disability, is approximately $604,623, plus future cost of living adjustments.

After an Acquisition, if Mr. Waldstein continues his employment for at least a six-month period and subsequently voluntarily resigns, he shall be paid severance of one year’s compensation and benefits.  For each additional six months that he works thereafter, if Mr. Waldstein subsequently voluntarily resigns, he shall be paid severance of an additional six months compensation and benefits provided any such severance payments shall not exceed three years of compensation.

In addition to the foregoing, IEI also made commitments to its three other executive officers requiring the Company to make payments to any such officer terminated as a result of an Acquisition.  The Company has entered into written agreements with each of Messrs. Demakis and Hentschel, IEI’s Chief Operating Officer and Vice President of Engineering, respectively, to provide for this, and the Board of Directors of the Company has made a commitment to Mr. Stewart, IEI’s Vice President of Manufacturing, that he would also receive these payments.  As of December 31, 2006, commitments to such other executive officers represent an aggregate of approximately $399,100.

The acquisition of the Company that would result from Linear completing the Tender Offer would constitute an Acquisition for the purposes of the agreements of the Company with Mr. Waldstein and the executive officers.

Non-Employee Director Compensation.  Directors who are not executive officers receive $750 for each Board of Directors meeting and $500 for each Committee meeting that they attend in person or by telephone conference call.  Mr. Charm as lead director is paid $2,000 per month, commencing January 2007, and the chair of a committee receives $750 for each meeting of the committee attended.  For the fiscal year ended August 31, 2006, directors’ fees were paid in the amounts of $4,500 to Ms. Balcom, $5,000 to Mr. Charm, and $10,000 to Mr. Janjigian.

Director and Officer Indemnification and Insurance.  Section 8.51 of Chapter 156D of the MGL (the “MBCA”) permits a Massachusetts corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.  The Company has included in its restated articles of organization, as amended (the “Charter”), a provision to eliminate the personal liability of its directors for monetary damages to the fullest extent under the MGL.  The Charter also provides that the Company may advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor.

Pursuant to the Merger Agreement, Linear has agreed to cause the Articles of Organization and Bylaws of the Surviving Corporation to contain provisions no less favorable with respect to indemnification than are set forth in the Charter and Bylaws of the Company and to fulfill and honor such provisions and not to amend, repeal or otherwise modify in any manner that could adversely affect the rights of any of its directors or officers from and after the Acceptance Time.

The Merger Agreement further provides that during the period commencing at the Acceptance Time and ending on the sixth anniversary of the Effective Time, subject to specified exceptions, the Surviving Corporation will indemnify and hold harmless each director and officer of the Company against all costs, fees, expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, legal proceeding, arbitration, investigation or inquiry to the extent it arises directly or indirectly out of or pertains directly or indirectly to any action or omission or alleged action or omission in such officer or director’s capacity as a director, officer, employee or agent of the Company or any of its subsidiaries or affiliates as of or prior to the Effective Time.  At or prior to the consummation of the Tender Offer, the Company will use commercially reasonable efforts, and the Surviving Corporation shall maintain in effect, prepaid (or “tail”) directors’ and officers’ liability insurance policies for the benefit of the directors and officers of the Company, which tail policies (i) shall be effective for a period of six years after the Effective Time with respect to claims arising from acts or omissions occurring prior to the Effective Time with respect to those persons who are currently covered by the Company’s directors’ and officers’ liability insurance and (ii) shall contain terms with respect to coverage and amount no less favorable, in the aggregate, than those of such  policy or policies as in effect on the date of the Merger Agreement.  Notwithstanding the foregoing, if tail policies described above cannot be obtained or can only be obtained by paying aggregate premiums in excess of 175% of the aggregate annual amount currently paid by the Company for such coverage, the Company shall only purchase, and the Surviving Corporation shall only be required to maintain in effect, as much coverage as can be obtained by paying aggregate premiums equal to 175% of the aggregate annual amount currently paid by the Company for such coverage.

Employee Plans.  The Merger Agreement provides that, from and after the Effective Time, Linear shall, and shall cause the Surviving Corporation to, honor all Company Employee Plans in accordance with their terms as in effect immediately before the consummation of the Tender Offer, provided that nothing therein shall prohibit Linear or the Surviving Corporation from amending or terminating any such Company Employee Plan in accordance with its terms at any time or from time to time thereafter.  The Merger Agreement also provides that, for all purposes (including purposes of vesting, eligibility to participate, and level of benefits) under the employee benefit plans of Linear and its Subsidiaries providing benefits to any Company employees after the Effective Time, each Company employee shall be credited with his or her years of service with the Company and its Subsidiaries before the Effective Time to the same extent as such Company employee was entitled, before the Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company employee participated or was eligible to participate immediately prior to the Effective Time.

(b)       Arrangements with the Offeror.

Merger Agreement.  The summary of the Merger Agreement contained in Section 12 of the Offer to Purchase and the description of the conditions of the Tender Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference.  Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference to provide information regarding its terms.  The Merger Agreement contains representations and warranties that the Company, Linear and Offeror made to and solely for the benefit of each other as of specific dates.  The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedule that the Company delivered in connection with signing the Merger Agreement.  Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedule.  Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Confidentiality Agreement.  On March 13, 2007, the Company and Nortek, entered into a letter agreement of confidentiality (the “2007 Confidentiality Agreement”) regarding certain information provided by the Company to Nortek in connection with Nortek’s decision whether to offer to purchase the Company.  The 2007 Confidentiality Agreement restricts the use and disclosure of the information provided to Nortek under that agreement.  The foregoing summary of the 2007 Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit (e)(2), which is incorporated herein by reference.

Tender and Support Agreements.  The summary of the Tender and Support Agreements contained in Section 12 of the Offer to Purchase is incorporated herein by reference.

Item 4.   The Solicitation or Recommendation.

(a)       Recommendation.

The Board has unanimously: (1) determined that the Merger Agreement, the Tender Offer and the Merger are fair to and in the best interests of the Company’s shareholders; (2) approved the Merger Agreement and the transactions contemplated thereby on the terms and subject to the conditions set forth therein; and (3) resolved to recommend that the Company’s shareholders accept the Tender Offer, tender their shares of Common Stock to Offeror pursuant to the Tender Offer and adopt the Merger Agreement, if adoption by the Company’s shareholders is required by applicable law in order to consummate the Merger.

A press release relating to the recommendation to accept the Tender Offer and a letter to the Company’s shareholders communicating the recommendation of the Board of Directors are filed as Exhibits (a)(8) and (a)(9) hereto, respectively, and are incorporated by reference herein.

(b)       Background and Reasons for Recommendation.

Background of the Tender Offer and the Merger.

In June 2006, John Waldstein, the Company’s President and Chief Executive Officer, was contacted by Moshe Alkelai, the Managing Director of Risco Ltd. (“Risco”), regarding a possible business relationship between the Company and Risco.  Mr. Waldstein and Mr. Alkelai met on July 5, 2006 in Boston, at which meeting there was a general discussion of the two companies and of recent corporate events within Risco.  At that meeting, Mr. Alkelai also indicated that he would be interested in exploring the possibility of a strategic relationship between the two companies.

On August 30, 2006, Risco sent to the Company a written indication of interest, indicating a desire to purchase all of the issued and outstanding capital stock of the Company at a per share purchase price of $2.50.

From September 5, 2006 to September 14, 2006, Mr. Waldstein discussed this indication of interest in a series of conversations with members of the Company’s Board of Directors and updated the Board of Directors about the Company’s financial position and prospects.  As a result of these conversations, a consensus among the Board of Directors emerged that it was in the best interests of the Company at that time not to pursue Risco’s offer.

On October 31, 2006, the Company received another letter from Risco, in which Risco indicated a desire to purchase all of the issued and outstanding capital stock of the Company at a per share purchase price of $2.70.  In its letter, Risco also indicated that its offer constituted a “control share acquisition” under the Massachusetts Control Share Acquisition Statute and demanded that the Company call a special meeting for the purpose of authorizing voting rights for shares of the Company’s common stock acquired by Risco in such control share acquisition.

From November 14, 2006 through February 1, 2007 representatives of Risco and IEI met on several occasions and discussed the possibility of combining the two companies, including Risco’s indications of valuation for IEI.  During a meeting on February 1, 2007,  Mr. Waldstein indicated that there was too large of a divergence in valuations to make further conversations worthwhile.

On March 6, 2007, RISCO issued a press release announcing that its wholly owned subsidiary, Rokonet Industries, U.S.A., Inc. was commencing a tender offer for all outstanding shares of IEI at a per share purchase price of $3.50.  On April 30, 2007, RISCO issued a press release announcing that it increased its per share purchase price to $4.00.  The IEI board of directors recommended that IEI’s shareholders reject the RISCO offers and not tender their shares to RISCO for the reasons described in the Schedule 14D-9 originally filed by IEI on March 16, 2007, as subsequently amended, in connection with the RISCO tender offer.  On May 17, 2007, after IEI announced that it had entered into the Merger Agreement with Linear, RISCO issued a press release announcing that it was ceasing its tender offer.

Following the commencement of the tender offer by RISCO, IEI was contacted by and engaged in discussions with Nortek and three other companies (identified herein as Company A,  Company B and Company C) about a possible business combination.  In addition to these companies, IEI had preliminary discussions with six other companies that it thought might have a strategic interest in IEI to determine interest in a possible business combination with IEI, though none of these six companies made an offer to purchase IEI.

On March 6, 2007, a representative from Company A, a publicly traded company in the security products space, contacted Mr. Waldstein and expressed an interest in putting together an offer to purchase IEI.  Prior to March 6, 2007, Mr. Waldstein had from time to time engaged in informal and preliminary conversations with an individual associated with Company A regarding a possible strategic transaction.

On March 7, Company A sent to IEI a written indication of interest to purchase all of the issued and outstanding capital stock of IEI at a per share purchase price of $4.00.  A confidentiality agreement was executed with Company A on March 13, 2007.

On March 7, 2007, Mr. Bruce Fleming, Vice President of Corporate Development of Nortek and Mr. Waldstein spoke via telephone regarding a possible acquisition of IEI by, or merger with, Nortek or one of its subsidiaries.  Representatives of Nortek and IEI had previous discussions back in August 2005 regarding the possible acquisition of IEI by, or merger with, Nortek or one of its subsidiaries.  At that time, the parties were unable to reach agreement on material terms governing a sale of IEI.

On March 9, 2007, Mr. Fleming and Mr. Waldstein met at Nortek to further explore the acquisition of IEI by, or merger with, Nortek or one of its subsidiaries.  On March 14, 2007, Mr. Bready, Mr. Waldstein and certain other IEI employees met at Nortek and Nortek and IEI executed a confidentiality agreement.

On March 12, 2007, a representative from Company B, a company in the security products space, contacted Mr. Waldstein to explore the possibility of making an offer to acquire IEI.  A confidentiality agreement was executed with Company B on March 19, 2007.

On March 12, 2007, a representative of Company C, a private company in the security products space, contacted Mr. Waldstein and expressed an interest in exploring a possible acquisition of IEI.  A confidentiality agreement was executed with Company C on April 17, 2007.

On March 13, 2007, the Board of Directors of IEI met with representatives of Cohan Rosnick Myerson LLP (“Cohan”), IEI’s ongoing corporate counsel, and Choate, Hall & Stewart LLP (“Choate”) to review and discuss the Risco tender offer, the preliminary expression of interest from Company A to acquire IEI at $4.00 per share and the status of conversations with other parties interested in acquiring IEI.

On March 16, 2007, the Board of Directors of IEI voted to recommend that IEI shareholders reject the Risco tender offer.

On March 16, 2007, following the meeting of IEI’s Board of Directors, IEI received another offer from Company A to pay $4.10 in cash plus one share of Company A’s common stock.  Company A modified its offer on a number of occasions.  On March 22, 2007, Company A sent an offer to pay $4.00 in cash plus two shares of Company A’s common stock (with a recent trading price of less than $1.00 per share) or, at the shareholder’s election, to pay eight shares of Company A’s common stock, provided that no more than $7 million cash would be paid in the offer.  On April 2, 2007, Company A offered to pay $5.00 in cash plus one share of Company A’s stock or, at the shareholder’s election, to pay eight shares of Company A’s common stock, provided that no more than $7 million cash would be paid in the offer.  On April 12, 2007, Company A offered $5.00 in cash plus two shares of Company A’s common stock or, at the shareholder’s election, to pay nine shares of Company A’s common stock, provided that no more than $8.5 million cash would be paid in the offer.  On May 7, 2007, Company A offered $5.00 in cash plus three shares of Company A’s common stock or, at the shareholder’s election, ten shares of Company A’s common stock, provided that no more than $8.5 million cash would be paid in the offer.  On May 14, 2007, Company A offered 10.25 shares of Company A’s common stock.  After consultation with its advisors, IEI’s Board decided not to pursue any transaction with Company A due to concerns regarding, among other things, Company A’s ability to raise cash to effect any proposed transaction, the overall financial condition of Company A (including the fact that it had a going concern qualification), deal execution risk (including the length of time until consummation) arising from the equity component to a proposed transaction, the present value of consideration to be received (if at all) months in the future, and the need for shareholder approval by Company A’s shareholders in connection therewith.

On March 20, 2007, Company B sent to IEI a written indication of interest to purchase all of the issued and outstanding capital stock of IEI at a per share purchase price of $4.50.

On March 23, 2007, IEI’s Board of Directors met with representatives from Cohan and Choate to discuss the offers received to date and the status of the Risco tender offer.

On March 30, 2007, Company B increased its offer to $4.75 per share in cash.

On April 3, 2007, Nortek sent an acquisition proposal to IEI with a proposed per share price of $5.75.  This proposal expired by its terms on April 13, 2007 before IEI provided an official response as to whether such offer was accepted or rejected.  Between March 14, 2007 and April 24, 2007, IEI informed Nortek that IEI was discussing with several parties a possible change of control transaction.  Nortek requested and IEI agreed to provide any due diligence materials provided to any such other party.

On April 12, 2007, the IEI board met to discuss the status of the RISCO tender offer and other discussions in which IEI was engaging, including those with Nortek.  Following the Board meeting, IEI engaged Shasta Partners, LLC to assist IEI in its ongoing evaluation of its strategic plan, including possible alternatives.

On April 23, 2007, Company B further increased its offer to $5.20 per share in cash.

On April 24, 2007, Nortek sent a revised acquisition proposal to IEI with a proposed per share price of $6.25.  On April 25, 26 and 27, 2007, the IEI board met to discuss this proposal and other related matters.

On April 25, 2007, Company C sent to IEI a written indication of interest to purchase all of the issued and outstanding capital stock of IEI at a per share purchase price of $5.00.  Representatives of IEI and Company C engaged in discussions and IEI encouraged Company C to submit a higher offer, but Company C did not do so.

On April 25, 2007, Company B indicated in writing that it might be able to increase its offer to as high as $7.50 per share, depending on the results of its due diligence.

On April 27, 2007, Mr. Bready, Mr. Fleming, Mr. Waldstein and Mr. Leslie Charm, director of IEI, met at Nortek and reached an agreement in principal, subject to negotiation of acceptable definitive documentation, receipt of all required board approvals and other matters, regarding the acquisition of IEI by Nortek or one of its subsidiaries at a per share price of $6.65.

Between April 27, 2007 and May 14, 2007, representatives of Ropes & Gray, counsel to Nortek, discussed with representatives of Choate certain due diligence matters and matters related to the potential transaction.

On May 1, 2007, IEI and Company B executed a non-solicitation agreement with respect to IEI’s employees, and certain additional due diligence information was provided to Company B.

On April 30 and May 2, 2007, the IEI board met to discuss the Nortek offer, the status of discussions with Company B and other related matters.

On May 2, 2007, Mr. Bready, Mr. Fleming, Mr. Rummell, Mr. Gregory J. Burkus, Managing Director of Shasta Partners, LLC, and Mr. Waldstein met at Nortek to coordinate the announcement of the transaction to IEI’s employees and discuss IEI’s business and operations and areas of cooperation with Linear.

On May 3, 2007, Choate sent a first draft of the Merger Agreement to Ropes.  During the period between May 3, 2007 and May 14, 2007, Ropes and Choate exchanged multiple drafts of the Merger Agreement and of certain Tender and Support Agreements between Linear and certain executive officers of IEI (the “TSAs”) and held a number of calls to negotiate the terms of the Merger Agreement and the TSAs.

During the period between May 7, 2007 and May 14, 2007, Mr. Fleming and Mr. Waldstein had several phone conversations regarding timing of the potential transaction and resolution of open issues.

On May 8, 2007, representatives of IEI and Company B met at which time Company B was advised to submit a firm offer at a price higher than $5.20 per share, together with evidence of a financing commitment.  Company B did not submit another offer.

On May 9, 2007, Mr. Fleming, Mr. Burkus, Mr. Rummell and Mr. Waldstein met at an offsite location in Needham, Massachusetts to further discuss the announcement of the transaction to IEI’s employees as well as IEI’s business and operations and areas of cooperation with Linear.

On May 13 and May 14, 2007, the IEI board met to discuss the Nortek offer and other related matters.  At the May 14 meeting, the IEI board unanimously (1) determined that the Merger Agreement, the Tender Offer and the Merger are fair to and in the best interests of IEI’s shareholders; (2) approved the Merger Agreement and the transactions contemplated thereby on the terms and subject to the conditions set forth therein; and (3) resolved to recommend that IEI’s shareholders accept the Tender Offer, tender their shares of Common Stock to Offeror pursuant to the Tender Offer and adopt the Merger Agreement, if adoption by IEI’s shareholders is required by applicable law in order to consummate the Merger.

On May 14, 2007, at a special meeting of the board of directors of Nortek, the board of directors unanimously approved the Merger Agreement negotiated between the parties and the transactions contemplated thereby.

On May 14, 2007, Linear, the sole member of the Purchaser, approved in an action by written consent, the Merger Agreement negotiated between the parties and the transactions contemplated thereby.

On May 14, 2007, WDS LLC, a Delaware limited liability company and the sole member of Linear, approved in an action by written consent, the Merger Agreement negotiated between the parties and the transactions contemplated thereby.

On May 14, 2007, at a special meeting of the board of directors of IEI, the board of directors of IEI unanimously approved the Merger Agreement negotiated between the parties and the transactions contemplated thereby.

On May 14, 2007, IEI, Linear and the Purchaser executed the Merger Agreement and Linear and certain executive officers of IEI executed the TSAs.

On May 15, 2007, Linear and IEI issued a joint press release announcing the execution of the Merger Agreement.

On May 16, 2007, the IEI board met to discuss certain matters in connection with the proposed transaction with Nortek and IEI’s upcoming shareholders meeting to be held May 18, 2007.

On May 18, 2007, IEI held its shareholders meeting at which Mr. Charm was re-elected as a director of IEI and the RISCO voting rights proposal was defeated.

On May 25, 2007, the Purchaser commenced the Offer.

Reasons for the Recommendation.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Tender Offer and the Merger, the Board consulted with the Company’s senior management, legal counsel and financial advisor.  In recommending that the Company’s shareholders accept the Tender Offer, tender their Shares to the Offeror pursuant to the Tender Offer and adopt the Merger Agreement, if adoption by the Company’s shareholders is required by applicable law in order to consummate the Merger, the Board also considered a number of factors, including the following:

•                  the Board’s knowledge of the Company’s business, financial condition, results of operations, prospects and competitive position and its belief that the Tender Offer and the Merger are more favorable to the Company’s shareholders than any other strategic alternative reasonably available to the Company, including remaining as a stand-alone entity;

•                  the Board’s belief that the Company faces several challenges in its efforts to increase shareholder value as a small independent publicly traded company with limited resources and a small public float, including competition from companies with substantially greater scale and financial and other resources;

•                  the fact that the $6.65 Offer Price represents a 64.6% premium to the closing price of the Common Stock on May 11, 2007, the last trading day prior to the announcement of the execution of the Merger Agreement, and a 81.4% premium and a 103.2% premium to the average closing price of the Common Stock over the 30 and 90 trading days, respectively, prior to the announcement of the execution of the Merger Agreement;

•                  the Board’s belief that the Offer Price compares favorably with that of similar acquisition transactions;

•                  that the Tender Offer provides for a cash tender offer for all Common Stock held by the Company’s shareholders to be followed by the Merger, which allows the Company’s shareholders to quickly realize a fair value, in cash, for their investment and provides such shareholders certainty of value for their shares;

•                  the opinion of Shasta Partners, LLC (“Shasta”), dated May 14, 2007, to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $6.65 per share cash consideration to be received in the Tender Offer and the Merger, taken together, by holders of Common Stock (other than Linear, the Offeror and their respective affiliates).  The full text of Shasta’s written opinion, dated May 14, 2007, is attached hereto as Annex II.  Holders of Common Stock are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken.  The opinion, directed to the Board solely for purposes of the Board’s evaluation of the Offer Price, addresses only the adequacy of the Offer Price from a financial point of view and does not address any other aspect of the transaction.  The opinion does not address the relative merits of the transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the transaction.  The opinion does not constitute a recommendation to any shareholder as to whether to tender shares of Common Stock in the Tender Offer or how to vote or act with respect to the transaction;

•                  the Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Tender Offer and the Merger, are reasonable and were the product of arms’ length negotiations between the Company and its advisors, on the one hand, and Linear and its advisors, on the other hand;

•                  that Linear’s and Offeror’s obligations under the Merger Agreement, including with respect to the Tender Offer and the Merger, are not subject to any financial conditions, that Linear makes representations and warranties in the Merger Agreement about the adequacy of its cash resources to purchase shares of Common Stock pursuant to the Tender Offer and to consummate the Merger and that Linear’s indirect parent, Nortek, has agreed to be jointly and severally liable with Linear and Offeror for their obligations under the Merger Agreement;

•                  that, under certain circumstances, the Offeror will be required to extend the Tender Offer beyond the initial expiration date of the Tender Offer if certain conditions to the consummation of the Tender Offer are not satisfied as of the initial expiration date of the Tender Offer;

•                  that, subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to terminate the Merger Agreement in order to approve a transaction proposed by a third party that is a superior proposal upon the payment to Linear of a termination fee equal to $400,000;

•                  that the Board, in the exercise of its fiduciary duties, would be permitted, in accordance with the terms of the Merger Agreement, to authorize the Company and its subsidiaries to provide information to and engage in negotiations with a third party following the receipt of a bona fide alternative acquisition proposal that the Board determines in good faith constitutes or could reasonably be expected to lead to a superior proposal; and

•                  the availability of appraisal rights of holders of the Common Stock who comply with all of the required procedures under Massachusetts law.

The Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Merger Agreement, including the Tender Offer and the Merger, including the following:

•                  the possibility that the transactions contemplated by the Merger Agreement, including the Tender Offer and the Merger, might not be consummated and the effect of public announcement of the Merger Agreement on the sales and operating results of the Company and its ability to attract and retain key management, marketing and technical personnel;

•                  that an all cash transaction will be taxable to the Company’s shareholders for U.S. federal income tax purposes;

•                  that the Company’s shareholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company;

•                  that the Merger Agreement contains contractual restrictions on the conduct of the Company’s business prior to the completion of the transaction contemplated by the Merger Agreement; and

•                  that, subject to the limitations set forth in the Merger Agreement, the Company could be required to reimburse certain of Linear’s expenses up to a maximum of $200,000 if Linear terminates the Merger Agreement because any of the representations or warranties of the Company in the Merger Agreement are untrue or because there has been a breach on the part of the Company of any of its covenants or agreements in the Merger Agreement, or pay a termination fee of $400,000 in connection with the termination of the Merger Agreement under specified circumstances involving competing transactions or a change in the Board’s recommendation of the transaction to the Company’s shareholders.

The Board believed that, overall, the potential benefits of the Tender Offer and the Merger to the Company’s shareholders outweighed the risks of the Tender Offer and the Merger.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive.  In light of the variety of factors considered in connection with its evaluation of the Tender Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations.  Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective recommendations, the members of the Board were aware of the interests of executive officers and directors of IEI as described under “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company” in Item 3 above.

(c)           Intent to Tender.

To the Company’s knowledge after reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all Common Stock held of record or beneficially by them pursuant to the Tender Offer (other than Shares for which such holder does not have discretionary authority) and, if necessary, to vote such Shares in favor of the adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. As described in Section 12 of the Offer to Purchase, certain of IEI’s executive officers have entered into Tender and Support Agreements with Nortek.

Item 5.   Person/Assets, Retained, Employed, Compensated or Used.

The Company has retained Shasta as its financial advisor in connection with a possible sale transaction.  IEI has agreed to pay Shasta customary fees for such services; to reimburse Shasta for all out-of-pocket expenses; and to indemnify Shasta and certain related persons against certain liabilities related to, arising out of, or in connection with its engagement.

      Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Tender Offer, except that solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.   Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, any of the Company’s directors, executive officers, affiliates or subsidiaries.  During the past 60 days, no options were granted to any of the Company’s directors, executive officers, affiliates or subsidiaries.

Item 7.   Purposes of the Transaction and Plans or Proposals.

Except as otherwise set forth herein, the Company has not undertaken or engaged in any negotiations in response to the Tender Offer that relates to or would result in: (a) a tender offer for or other acquisition of the Company’s common stock by the Company, or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company, (c) any purchase, sale or transfer of a material amount of assets of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.  In addition, pursuant to Section 4.8 of the Merger Agreement, the Company has agreed not to: solicit, knowingly encourage, initiate or facilitate any acquisition proposal from a third party; furnish non-public information to any third party in connection with any acquisition proposal; engage in substantive discussions regarding any acquisition proposal; or withdraw or modify the approval or recommendation by the Board of the Tender Offer, the Merger Agreement or the Merger, in each case subject to certain exceptions in the event the Company receives an unsolicited acquisition proposal that the Board determines, in good faith, constitutes, or is reasonably likely to constitute, a superior offer.

Item 8.   Additional Information.

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by the Offeror, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company’s shareholders and is incorporated herein by reference.

Vote Required to Approve the Merger and Section 11.05 of MBCA

The Board has approved the Tender Offer, the Merger and the Merger Agreement in accordance with the MBCA. Under Section 11.05 of the MBCA, if the Offeror acquires, pursuant to the Tender Offer or otherwise, at least 90% of the outstanding Shares, the Offeror will be able to effect the Merger after consummation of the Tender Offer without a vote by the Company’s shareholders (a “Short-Form Merger”).  If the Offeror acquires, pursuant to the Tender Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of two-thirds of the outstanding Shares will be required under the MBCA to effect the Merger (a “Long-Form Merger”).

Provisions of Massachusetts Law Affecting Significant Business Transactions.

Absent Board action, as a Massachusetts corporation, the Company (as well as the Merger Agreement, the Tender Offer and the Merger) would be subject to certain Massachusetts laws affecting significant business transactions.  However, on May 14, 2007, the Board waived the application of such laws by voting that the Merger Agreement, the Tender Offer, the Merger and the other transactions contemplated pursuant to the Merger Agreement not be subject to the provisions of Chapters 110C, 110D and 110F of the MGL.

Appraisal Rights

IEI’s shareholders do not have appraisal rights in connection with the Tender Offer.  However, if the Merger is completed, under Chapter 156D of the MBCA, any holder of Common Stock at the Effective Time (a “Remaining Shareholder”) who does not wish to accept the Offer Price for each share of Common Stock pursuant to the Merger has the right to seek an appraisal and be paid the “fair value” of such holder’s Common Stock at the Effective Time judicially determined and paid to it in cash provided that such holder complies with the provisions of the MBCA.  Appraisal rights are available regardless of whether the Merger is a Long-Form or Short-Form Merger.

The following is a brief summary of the statutory procedures to be followed by a Remaining Shareholder in order to dissent from the Merger and perfect appraisal rights under the MBCA.  This summary is not intended to be complete and is qualified in its entirety by reference to Part 13 of the MBCA, the text of which is set forth in Annex III hereto.  Any Remaining Shareholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the Merger (or a similar business combination) is consummated.

Shareholders may preserve their appraisal rights by doing the following:

•                  Written Demand for Appraisal. In the case of a Long-Form Merger, before the taking of the vote at a meeting to approve the Merger, an IEI shareholder intending to exercise its appraisal rights must file a written objection to the vote that states that the shareholder intends to demand payment for his, her or its shares.  The written objection must specify the shareholder’s name and mailing address, that the shareholder objects to the proposal and that the shareholder is demanding appraisal of his, her or its shares.  Voting against, abstaining from voting or failing to vote with respect to the proposal will not alone constitute demand for appraisal for purposes of the MBCA.

•                  Refrain from Voting for the Proposal.  IEI shareholders wishing to exercise appraisal rights must not vote for the proposal.  However, voting against, abstaining from voting or failing to vote with respect to the proposal will not constitute a demand for appraisal for purposes of the MBCA.

•                  Written Notice.  Within ten days after the effectiveness of the Merger, IEI must, in the case of a Long-Form Merger, give written notice of that action to each shareholder who has fully complied with the procedures for demanding appraisal and, in the case of a Short-Form Merger, Linear must give written notice to all record shareholders who may be entitled to assert appraisal rights.  The written notice will supply a form that specifies the date of first announcement to shareholders of the principal terms of the proposed action and that requires the shareholder to certify that it held the Shares as of that date and, if applicable, that the shareholder did not vote the Shares in favor of the proposal.  Shareholders who receive this notice that wish to perfect their appraisal rights must return the form to IEI or Linear within a to be specified period of between 40 and 60 days after the date the appraisal notice and form are sent.

•                  Payment.  Within 30 days of receipt of the properly completed form from the dissenting shareholder, IEI will pay in cash to the shareholder the amount IEI estimates to be the fair value of the Shares plus interest.  A shareholder who does not agree with IEI’s determination of fair value must, within 30 days of receipt of the payment or offer of payment, notify IEI of that and provide IEI with the shareholder’s estimate of fair value of the Shares.  If the dispute remains unsettled after 60 days, IEI is required to commence an equitable proceeding and petition the court to determine the fair value of the Shares and accrued interest, or make payment to the shareholder of the fair value claimed by the shareholder plus accrued interest.  The costs associated with the proceeding will be taxed upon the parties as the court deems equitable.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME.  THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS IF THE MERGER IS COMPLETED.  SHAREHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH SHAREHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

SHAREHOLDERS WHO SELL COMMON STOCK IN THE TENDER OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE TENDER OFFER THEREFOR.

A copy of Part 13 of the MBCA is attached to this proxy statement as Annex III.

Item 9.       Exhibits.

Exhibit
No.	Document
(a)(1)

Offer to Purchase for Cash All Outstanding Shares of Common Stock of International Electronics, Inc. at $6.65 Net Per Share by Acquisition Sub 2007-2, Inc., a wholly-owned subsidiary of Linear LLC (1)(2)

(a)(2)	Form of Letter of Transmittal (1)(2)
(a)(3)	Form of Notice of Guaranteed Delivery (1)(2)
(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees. (1)(2)
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees. (1)(2)
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (1)(2)
(a)(7)	Summary Newspaper Advertisement as published on May 25, 2007 in the New York Times (1)
(a)(8)	Press release, issued May 15, 2007, by International Electronics, Inc. (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed May 15, 2007)
(a)(9)	Letter, dated May 25, 2007, by International Electronics, Inc. to its shareholders
(e)(1)

Agreement and Plan of Merger, dated as of May 14, 2007, by and among Acquisition Sub 2007-2, Inc., a wholly-owned subsidiary of Linear LLC (“Linear”), Linear, International Electronics, Inc. and, for certain limited purposes, Nortek, Inc. (incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K filed May 15, 2007 by International Electronics, Inc.)

(e)(2)	Confidentiality Agreement, dated as of March 13, 2007, by and between International Electronics, Inc. and Nortek, Inc.
(e)(3)

1992 Non-Qualified Stock Option Plan of International Electronics, Inc. (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-8 of International Electronics, Inc. filed July 2, 2002)

(e)(4)

1993 Non-Qualified Stock Option Plan of International Electronics, Inc. (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-8 of International Electronics, Inc. filed July 2, 2002)

(e)(5)

1994 Non-Qualified Stock Option Plan of International Electronics, Inc. (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-8 of International Electronics, Inc. filed July 2, 2002)

(e)(6)

1995 Non-Qualified Stock Option Plan of International Electronics, Inc. (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-8 of International Electronics, Inc. filed July 2, 2002)

(e)(7)	1999 Stock Option Plan of International Electronics, Inc. (incorporated by reference from the Definitive Proxy Statement on Schedule 14A filed April 7, 1999 by International Electronics, Inc.)
(e)(8)	2006 Stock Option Plan of International Electronics, Inc. (incorporated by reference from the Definitive Proxy Statement on Schedule 14A filed March 8, 2006 by International Electronics, Inc.)
(e)(9)

Form of Incentive Stock Option Agreement pursuant to the 2006 Stock Option Plan (incorporated by reference from Exhibit (e)(8) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed March 16, 2007 by International Electronics, Inc.)

(e)(10)

Form of Non-Qualified Stock Option Agreement pursuant to the 2006 Stock Option Plan (incorporated by reference from Exhibit (e)(9) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed March 16, 2007 by International Electronics, Inc.)

(e)(11)

2001 Restatement, dated as of September 13, 2001, of the Employment, Non-Disclosure and Non-Compete Agreement between John Waldstein and International Electronics, Inc. (incorporated by reference from Exhibit 10(i) to the Annual Report on Form 10-KSB filed November 27, 2001)

(e)(12)

Letter Agreement, dated as of December 30, 1997, by and between Chris Hentschel and International Electronics, Inc. (incorporated by reference from Exhibit (e)(11) of the Solicitation / Recommendation Statement on Schedule 14D-9 filed March 16, 2007 by International Electronics, Inc.)

(e)(13)

Letter Agreement, dated as of August 26, 2003, by and between Peter Demakis and International Electronics, Inc. (incorporated by reference from Exhibit (e)(12) of the Solicitation / Recommendation Statement on Schedule 14D-9 filed March 16, 2007 by International Electronics, Inc.)

(e)(14)	Restated Articles of Organization of International Electronics, Inc. (incorporated by reference to Exhibit 3 to the Registration Statement on Form S-18 filed on May 8, 1984)
(e)(15)	Amendment to Restated Articles of Organization of International Electronics, Inc. (incorporated by reference to Exhibit 3.1(1) to the Registration Statement on Form S-1 effective October 8, 1987)

(1)             Incorporated by reference to the Schedule TO filed by Acquisition Sub 2007-2, Inc. on May 25, 2007.

(2)             Included in materials mailed to shareholders of International Electronics, Inc.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

International Electronics, Inc.

By:	/s/ John Waldstein

John Waldstein
President, Chief Executive Officer, Treasurer, Chief
Financial Officer and Chairman of the Board

Date: May 25, 2007

ANNEX I

INTERNATIONAL ELECTRONICS, INC.
427 Turnpike Street
Canton, Massachusetts  02021

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about May 25, 2007 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of International Electronics, Inc., a Massachusetts corporation (“IEI”), with respect to the tender offer by Acquisition Sub 2007-2, Inc., a Massachusetts corporation (“Purchaser”), to the holders of record of shares of common stock, par value $0.01 per share, of IEI. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, the terms “us,” “we” and “our” to refer to IEI. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to at least a majority of the seats on the board of directors of IEI. Such designation would be made pursuant to an Agreement and Plan of Merger, dated as of May 14, 2007 (the “Merger Agreement”), by and among IEI, Linear LLC (“Linear”), Purchaser and, for certain limited purposes, Nortek, Inc.

Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer (the “Tender Offer”) on May 25, 2007 to purchase all of the outstanding shares of IEI common stock at a price of $6.65 per share, net to the seller thereof in cash, without interest, less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated May 25, 2007 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Tender Offer is scheduled to expire at 12:00 midnight, New York City time, on June 22, 2007, at which time, if all conditions to the Tender Offer have been satisfied or waived, Purchaser will purchase all shares of IEI common stock validly tendered pursuant to the Tender Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal are being mailed to IEI’s shareholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser with the Securities and Exchange Commission (the “SEC”) on May 25, 2007.

The Merger Agreement provides that, promptly after such time as Purchaser first accepts for payment shares of IEI common stock tendered pursuant to the Tender Offer (the “Acceptance Time”) and subject to applicable legal requirements, Linear will be entitled to designate at its option up to that number of directors of the IEI board of directors equal to the product (rounded up to the next whole number) obtained by multiplying (x) the total number of directors on the IEI board of directors by (y) the percentage that the number of shares of IEI common stock purchased by Purchaser pursuant to the Tender Offer bears to the total number of shares of IEI common stock outstanding at the Acceptance Time. Pursuant to the Merger Agreement, in order for Linear to be able to exercise its option to designate directors to the IEI board, Purchaser must be the beneficial owner of at least at least two-thirds of the total number of Shares outstanding at the time of the expiration of the Tender Offer (as determined on a fully-diluted basis). In the event that Linear exercises its option to designate directors to the IEI board, Linear would have the ability under the Merger Agreement to designate at least a majority of the IEI board.

IEI has agreed to use its reasonable efforts to secure the resignation of directors or to increase the size of the IEI board (or both) to the extent necessary to permit Linear’s designees to be elected to the IEI board. Notwithstanding the foregoing, on the Effective Time of the merger contemplated by the Merger Agreement, the IEI board will have at least two “Continuing Directors.”  Under the Merger Agreement, “Continuing Directors” are defined as directors who were directors prior to the date of the Merger Agreement and are not employees of IEI.

Following the election or appointment of Linear’s designees to the IEI board and prior to the Effective Time of the merger contemplated by the Merger Agreement, the Merger Agreement provides that (i) any amendment or termination of the Merger Agreement by IEI, (ii) any extension or waiver by IEI of the time for the performance of any of the obligations or other acts of Linear or Purchaser under the Merger Agreement, or (iii) any waiver of any of IEI’s rights under the Merger Agreement or any other action that could adversely effect in any material respect the rights of IEI’s shareholders hereunder shall, in any such case, require the concurrence of a majority of the directors of IEI then in office who neither were designated by Linear nor are employees of IEI.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder in connection with the appointment of Linear’s designees to the IEI board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Linear’s designees has been furnished to IEI by Linear, and IEI assumes no responsibility for the accuracy or completeness of such information.

LINEAR DESIGNEES

Linear has informed IEI that it will choose its designees to the IEI Board from the executive officers and directors of Nortek, Linear and/or Purchaser listed in Annex I to the Offer to Purchase, a copy of which is being mailed to shareholders of IEI. The information with respect to such individuals in Annex I to the Offer to Purchase is incorporated herein by reference. Linear has informed IEI that each of the executive officers and directors of Nortek, Linear and/or Purchaser listed in Annex I to the Offer to Purchase who may be chosen has consented to act as a director of IEI, if so designated.

Based solely on the information set forth in Annex I to the Offer to Purchase filed by Purchaser, none of the executive officers or directors of Nortek, Linear and/or Purchaser listed in Annex I to the Offer to Purchase (1) is currently a director of, or holds any position with, IEI, or (2) has a familial relationship with any directors or executive officers of IEI. IEI has been advised that, to the best knowledge of Nortek, Linear and Purchaser, none of the executive officers or directors of Nortek, Linear and/or Purchaser listed in Annex I to the Offer to Purchase beneficially owns any equity securities (or rights to acquire such equity securities) of IEI, other than as may result from the Tender and Support Agreements described in Section 12 of the Offer to Purchase, and none have been involved in any transactions with IEI or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Linear has informed IEI that, to the best of its knowledge, none of the executive officers or directors of Nortek, Linear and/or Merger Sub listed in Annex I to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Linear’s designees may assume office at any time following the purchase by Purchaser of shares of IEI common stock pursuant to the Tender Offer, which purchase cannot be earlier than June 22, 2007, and that, upon assuming office, Linear’s designees will thereafter constitute at least a majority of the IEI Board. It is currently not known which of the current directors of IEI would resign, if any.

CERTAIN INFORMATION REGARDING IEI

As of May 14, 2007, there were an aggregate of 1,746,931 shares of common stock, par value $0.01 per share, of IEI outstanding and entitled to vote. The Board of Directors of IEI currently consists of four members.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF IEI

The following table sets forth the name and age of each executive officer, and director of IEI. The narrative following the table describes the principal employment of each executive officer and director. For each person presently serving as director, the table sets forth the date on which he/she was first elected director.

				Year
			Director	Current Term	Class of
Name	Age	Position with IEI	Since	Will Expire	Director
John Waldstein	52	President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chairman of the Board of Directors and a Director	1982	2009	III
Diane Balcom	63	Director	1989	2008	II
Leslie Charm	62	Director	2005	2010	I
Albert Janjigian	60	Director	2005	2009	III
Peter Demakis	60	Chief Operating Officer	—	—	—
Christopher Hentschel	61	Vice President of Engineering	—	—	—
Robert Stewart	62	Vice President of Manufacturing	—	—	—

John Waldstein has been employed by IEI since 1978, has been Treasurer since March 1982, was Vice President between January 1983 and May 1988, Chief Financial Officer since February 1988, Chief Operating Officer from February 1988 to May 1988, President and Chief Executive Officer since May 1988, and Chairman of the Board of Directors since November 1990. Mr. Waldstein is a graduate of Harvard College.

Diane Balcom became a member of the board of directors in 1989. Since May 2005, Ms. Balcom has served as President of the Greater Pennsylvania Chapter of the Alzheimer’s Association, having served as Regional Director of the Chapter from December 2003 to May 2005. From June 2002 to November 2003, Ms. Balcom served as Director of Development of Achieva, a non-profit agency providing services for people with disabilities and their family members. From February 2001 to June 2002, Ms. Balcom served as an independent consultant to a variety of non-profit organizations in southwestern Pennsylvania. From October 1998 to February 2001, Ms. Balcom served as the Executive Director of the Pittsburgh Mercy Foundation. Previously, she held the position of Director of Development for Children’s Hospital of Pittsburgh and Chapter Director of the Juvenile Diabetes Foundation of Western Pennsylvania. From January 1989 to August 1994, Ms. Balcom operated a consulting practice, which provided services related to private and public financing for small and medium-sized companies. From March 1987 to January 1989, she served as Vice President and Chief Financial Officer for Environmental Diagnostics, Inc., a publicly held company. Prior to that, Ms. Balcom held various senior management positions in Corporate Finance and Research for 13 years with brokerage firms on the West Coast.

Leslie Charm became a member of the board of directors in 2005. Leslie Charm has been, since 1972, a partner in the firm of Youngman & Charm, a firm specializing in assisting companies that are experiencing operating and/or financial problems and also advises entrepreneurs and established companies in the strategies involved in the growing of companies. From 1989 to the present, he has been a director of Moto Photo, Inc., a publicly held international franchisor of imaging centers that filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in November 2002. From 1994 until December 2005, he had been a director and served on the audit committee and the compensation committee of CreditRiskMonitor.com, Inc., which is a worldwide leading provider of real time financial information analysis and news created specifically for the corporate credit professional. Mr. Charm is an adjunct professor in entrepreneurial finance at Babson College and is a graduate of the Harvard Business School.

Albert Janjigian became a member of the board of directors in 2005. Mr. Janjigian is president of Expedeum, Inc., a consulting firm formed by him in 2000, which provides strategic and marketing support to companies in the high technology, security, fire alarm and building system industries. In 1970, Mr. Janjigian co-founded Detectronics, Inc., the security industry’s first national, then international, wholesale distribution organization. After the acquisition of Detectronics by ADT and its evolution into Aritech Corporation, he served as vice president and general manager until 1985. He subsequently joined Cerberus, a Swiss organization, as president of the company’s United States operations. In 1990, Mr. Janjigian became a principal at STAT Resources, a leading market research organization in the security industry. He served as president of the Security Industry Association from 1982 to 1986 and from 1992 to 1993. He participates in numerous security industry organizations and has frequently served as a security industry spokesperson in interviews with the national media. After graduating from Bowdoin College, Mr. Janjigian earned an MS degree and an MBA from Northeastern University’s Graduate School of Professional Accounting.

Peter Demakis has been IEI’s Chief Operating Officer since September 2003. From March 2002 to August 2003, Mr. Demakis was the Chief Financial Officer for Midland Farms Stores, Inc., a limited assortment supply grocery retailer. From March 1999 to November 2001, he was the Executive Vice President and General Manager for the Vantage Group, a direct marketing services organization. From November 1995 to December 1998, Mr. Demakis was the Vice President of Central Services for the Retail Division of Reebok International. Prior to these positions, Mr. Demakis held senior level positions in operations and finance. Mr. Demakis is a graduate of Stonehill College.

Christopher Hentschel has been IEI’s Vice President of Engineering since March 1995 and previously had been Chief Engineer since 1989. Before joining IEI, Mr. Hentschel was a founder and Vice President of Engineering of Guard Aware, Inc. Mr. Hentschel is a graduate of Wentworth Institute.

Robert Stewart has been IEI’s Vice President of Manufacturing since October 2003, and previously had been Director of Manufacturing from May 2003 to October 2003 and Manufacturing Engineering Manager from November 2000 to May 2003. Before joining IEI, from December 1997 to May 2000, Mr. Stewart was Group Plant Manager for AMP/Tyco Electronics, an electronics manufacturer. Prior to 1997, Mr. Stewart held several positions in the manufacturing field. Mr. Stewart is a graduate of Fairleigh Dickinson University.

CORPORATE GOVERNANCE AND THE BOARD OF DIRECTORS

Meetings of the Board of Directors

During the fiscal year ending August 31, 2006, the board of directors held six meetings (including regularly scheduled and special meetings) and acted by written consent on five occasions. During fiscal 2006, each person who served as a director attended 75% or more of the total number of meetings of the board of directors and all committees of which he or she was a member.

Committees of the Board of Directors

The board of directors has an Audit Committee. The Audit Committee is comprised of Diane Balcom and Leslie Charm, both of whom have been determined by the board of directors to be independent, as defined by the rules of the Nasdaq Stock Market. The board of directors has determined that Leslie Charm is an audit committee financial expert serving on its audit committee. The Audit Committee selects and appoints IEI’s independent registered public accounting firm, reviews the performance of the independent registered public accounting firm, and approves the independent registered public accounting firm’s fees. The Audit Committee also reviews the independence of such registered public accounting firm from IEI’s management, and the quality and content of IEI’s annual and quarterly financial statements and IEI’s system of internal accounting controls. The Audit Committee also reviews such other matters with respect to its accounting, auditing and financial reporting practices as it may find appropriate or may be brought to its attention. The Audit Committee operates pursuant to a written charter (the “Audit Committee Charter”), adopted by the board of directors. A copy of the charter may be found on IEI’s web site at http://www.ieib.com. In November 2002, the Audit Committee adopted a Policy on Reporting and Investigating Complaints relating to Corporate Reporting and Disclosure, Accounting and Auditing Controls and Procedures, and Securities Compliance pertaining to Fraud against Shareholders. In April 2003, the Audit Committee adopted a Policy on Pre-Approval of Audit and Non-Audit Services. The Audit Committee, during the year ended August 31, 2006, held six meetings and acted once by written consent.

IEI’s Compensation Committee of the board of directors is comprised of Leslie Charm and Albert Janjigian. The Compensation Committee is responsible for evaluating and approving the compensation arrangements for each of IEI’s executive officers, including the granting of options to purchase shares of common stock under IEI’s stock option plans. The Compensation Committee, during the year ended August 31, 2006, held one meeting and acted once by written consent.

IEI has no standing nominating committee. Thus, there is no charter. The independent directors of IEI, as determined by the board of directors pursuant to the rules of the Nasdaq Stock Market, performing the nominating function for IEI were Diane Balcom, Leslie Charm, and Albert Janjigian. All of the independent directors participate in the consideration of director nominees, and then recommend nominees to the board of directors. The view of the board of directors is that the addition of a standing nominating committee would add additional expense and process to IEI unnecessarily. The general criteria that the independent directors and the board of directors use to select nominees is: an individual’s reputation for integrity, honesty and adherence to high ethical standards; their demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to the current and long-term objectives of IEI; their willingness and ability to contribute positively to the decision-making process of IEI; their commitment to understand IEI and its industry and to regularly attend and participate in meetings of the board of directors and its committees; their interest and ability to understand the sometimes conflicting interests of the various constituencies of IEI, which include shareholders, employees, customers, governmental units, creditors and the general public; their ability to act in the interests of all stakeholders; and no nominee should have, or appear to have, a conflict of interest that would impair the nominee’s ability to represent the interests of all IEI’s shareholders and to fulfill the responsibilities of a director. The board of directors will consider candidates recommended by shareholders using the same procedures and criteria it uses in evaluating its own candidates. The board of directors believes that the independent directors can recommend nominees meeting these criteria without a separate nominating committee. The independent directors have recommended to the board of directors the nomination of Mr. Leslie Charm.

Shareholder Communications with the Board of Directors

The board of directors will give appropriate attention to written communications on issues that are submitted by shareholders and other interested parties, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by committee charters, the Chairman of the Board of Directors will, with the assistance of IEI’s outside legal counsel, (1) be primarily responsible for monitoring communications from shareholders and other interested parties and (2) provide copies or summaries of such communications to the other directors as he considers appropriate.

Communications will be forwarded to all directors if they relate to substantive matters and include suggestions or comments that the Chairman considers to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to personal grievances.

Shareholders and other interested parties who wish to send communications on any topic to the board  of directors should address such communications to John Waldstein, Chairman of the Board of Directors, c/o International Electronics, Inc., 427 Turnpike Street, Canton, MA 02021.

Annual Meeting Attendance Information

Directors have not been expected to attend the Annual Meetings of Shareholders when the purpose of the meeting was the election of Directors because of the very low historic attendance at such meetings by shareholders and the expense of reimbursement of costs of such directors who would attend. Last year’s Annual Meeting of Shareholders was attended by two directors.

Code of Ethics

Pursuant to Section 406 of the Sarbanes-Oxley Act of 2002, IEI has adopted a code of ethics that applies to its principal executive officer, chief operating officer and chief financial officer and accounting officers. A copy of the code of ethics can be obtained without charge by written request to Investor Relations Department, International Electronics, Inc., 427 Turnpike Street, Canton, MA 02021 and is also available on IEI’s website at http://www.ieib.com.

Compensation of Directors

Directors who are not executive officers receive $750 for each Board of Directors meeting and $500 for each Committee meeting that they attend in person or by telephone conference call. Mr. Charm, as lead director is paid $2,000 per month, commencing January 2007, and the chair of a committee receives $750 for each meeting of the committee attended. For the fiscal year ended August 31, 2006, directors’ fees were paid in the amounts of $4,500 to Ms. Balcom, $5,000 to Mr. Charm, and $10,000 to Mr. Janjigian.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the compensation for each of the last three fiscal years ended August 31, 2006, of IEI’s President and Chief Executive Officer, and the other executive officers of IEI who received at least $100,000 of compensation during any of these years (the “Named Executive Officers”):

Summary Compensation Table

					Long-Term
		Annual Compensation			Compensation(2)
				All Other	Options
Name	Year	Salary	Bonus(3)	Compensation	(Shares)
John Waldstein(1)	2006	$191,909	$30,000	$13,620	—
President and Chief Executive Officer	2005	183,421	—	23,001	—
	2004	179,087	12,500	21,247	—
Peter Demakis	2006	141,346	12,500	—	—
Chief Operating Officer	2005	125,000	—	—	—
	2004	118,750	12,500	—	30,000
Christopher Hentschel	2006	130,000	—	—	—
Vice President of Engineering	2005	130,000	1,000	—	—
	2004	127,923	3,750	—	—
Robert Stewart	2006	131,346	6,500	—	—
Vice President of Manufacturing	2005	115,000	5,000	—	—
	2004	115,000	3,750	—	—

(1)          All other compensation represents the cost of a split dollar whole life insurance policy with a face value of $1,005,000, a term insurance policy with a face value of $1,000,000, and a long-term disability policy. IEI is a beneficiary of the whole life insurance policy to the extent of all premiums paid upon the death of John Waldstein. Mr. Waldstein may purchase the life insurance policies upon termination of his employment for the cash surrender value as of August 31, 2001. The split dollar whole life policy was cashed out by Mr. Waldstein in June 2006.

(2)          Does not include perquisites, which did not exceed 10% of annual salary.

(3)          Amount represents bonus earned during the applicable fiscal year, though paid in the following year.

IEI’s board of directors, commencing in fiscal 1993, established an annual bonus plan for officers and certain key employees. The available funds for the plan shall be up to five percent of income before taxes. The final amount and subsequent distribution to executive employees and officers shall be determined by IEI’s Compensation Committee.

Compensation on Involuntary Termination

Employment Agreements.   John Waldstein has an employment contract with IEI that provides for certain compensation to be paid to him if he is discharged by IEI without cause, as defined, before the end of the term of his contract. Mr. Waldstein’s employment contract provides for a continuing term of three years following each day of employment, unless Mr. Waldstein voluntarily resigns or is terminated for cause, death or disability, and a current minimum annual salary of approximately $201,541, subject to adjustment for inflation, plus an annual minimum bonus of $50,000 payable upon the achievement of specified goals and objectives. The salary and bonus of Mr. Waldstein is subject to performance reviews and annual adjustment as determined by IEI’s Compensation Committee.

If the employment of Mr. Waldstein is terminated by IEI without cause, including a change in status as a result of an acquisition, merger or sale of assets or the election of a slate of Board members not approved by Mr. Waldstein (any such case, an “Acquisition”), IEI is obligated to pay at such termination an amount equal to his total salary and benefits to the conclusion of the contract period, being three years from the date of termination. In the event of an Acquisition, Mr. Waldstein’s base salary shall increase based on future adjustments for inflation. As of December 31, 2006, John Waldstein’s base salary to the conclusion of his contract period, three years from the date of termination without cause or by death or disability, is approximately $604,623, plus future cost of living adjustments.

After an Acquisition, if Mr. Waldstein continues his employment for at least a six-month period and subsequently voluntarily resigns, he shall be paid severance of one year’s compensation and benefits. For each additional six months that he works thereafter, if Mr. Waldstein subsequently voluntarily resigns, he shall be paid severance of an additional six months compensation and benefits provided any such severance payments shall not exceed three years of compensation.

In addition to the foregoing, IEI also made commitments to its three other executive officers requiring the Company to make payments to any such officer terminated as a result of an Acquisition. The Company has entered into written agreements with each of Messrs. Demakis and Hentschel, IEI’s Chief Operating Officer and Vice President of Engineering, respectively, to provide for this, and the Board of Directors of the Company has made a commitment to Mr. Stewart, IEI’s Vice President of Manufacturing, that he would also receive these payments. As of December 31, 2006, commitments to such other executive officers represent an aggregate of approximately $399,100.

The acquisition of the Company that would result from Purchaser completing the Tender Offer would constitute an Acquisition for the purposes of the agreements of the Company with Mr. Waldstein and the executive officers.

Stock Option Grants

There were no option grants to any of the Executive Officers during the year ended August 31, 2006. Therefore, there are no hypothetical gains or “option spreads” to be calculated.

Year End Option Table

The following table sets forth information concerning the number and value of unexercised options and warrants held by them as of August 31, 2006. No named executive officer exercised any options or warrants in the fiscal year ended August 31, 2006.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

				Value of Unexercised
	Number of Unexercised			In-the-Money Options at
	Options at End of Fiscal 2006			End of Fiscal 2006(1)
Name	Exercisable		Unexercisable	Exercisable	Unexercisable
John Waldstein	74,000	(2)	—	$12,130	$—
Peter Demakis	30,000		—	—	—
Christopher Hentschel	15,333		—	—	—
Robert Stewart	18,000		—	—	—

(1)          Difference between the fair market value of the underlying common stock on August 31, 2006 and the exercise price.

(2)          Includes warrants to purchase 10,000 shares of common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

Set forth below is information concerning ownership of IEI’s common stock as of May 14, 2007 (i) by all persons known by IEI to own beneficially 5% or more of the outstanding common stock, (ii) by each director and Named Executive Officer of IEI and (iii) by all directors and executive officers as a group.

	Number of Shares		Percent of
	And Nature of		Common Stock
Name and Address of Beneficial Owner	Beneficial Ownership(1)		Owned
Executive Officers and Directors:
John Waldstein	267,405	(2)	14.7%
c/o International Electronics, Inc.
427 Turnpike Street
Canton, Massachusetts
Christopher Hentschel	30,301	(3)	1.7%
c/o International Electronics, Inc.
427 Turnpike Street
Canton, Massachusetts
Peter Demakis	30,000	(4)	1.7%
c/o International Electronics, Inc.
427 Turnpike Street
Canton, Massachusetts
Albert Janjigian	20,000	(5)	1.1%
116 Barnard Avenue
Watertown, Massachusetts
Robert Stewart	18,000	(6)	1.0%
c/o International Electronics, Inc.
427 Turnpike Street
Canton, Massachusetts
Les Charm	10,000	(7)	0.6%
Arthur M. Blank Center
Babson College
Babson Park, Massachusetts
Diane Balcom	9,500	(8)	0.5%
100 West Station Square Drive, Suite 500
Pittsburgh, Pennsylvania
All directors and executive officers as a group (7 persons)	385,206	(9)	21.3%
5% Shareholders:
Hummingbird Management, LLC	150,149	(10)	8.6%
460 Park Avenue, 12th Floor
New York, New York 10022

       (1) Except as otherwise indicated below, the named owner has sole voting and investment power with respect to the shares set forth. No arrangements are known to IEI, which may result in a change in control. The number of shares shown does include shares which may be acquired through the exercise of options and warrants which are exercisable currently or within sixty (60) days after May 14, 2007.

       (2) Includes vested options to purchase 15,000 shares at $1.35 per share; 4,500 shares at $1.17 per share; 25,000 shares at $1.31 per share; 12,500 shares at $1.77 per share; and 7,000 shares at $1.70 per share. Excludes options, granted November 30, 2006, to purchase 25,000 shares at $3.01 per share and 20,000 shares at $2.00 per share, none of which shares are exercisable within sixty (60) days of May 14, 2007. Also includes 6,234 shares of common stock held by Mr. Waldstein’s wife. Mr. Waldstein disclaims beneficial ownership of these shares.

       (3) Includes vested options to purchase 7,000 shares at $1.35 per share; 3,333 shares at $1.64 per share; and 5,000 shares at $2.54 per share. Also includes 14,968 shares of common stock held jointly by Mr. Hentschel and his wife.

       (4) Includes vested options to purchase 30,000 shares at $2.75 per share. Excludes option, granted November 30, 2006, to purchase 5,000 shares at $2.00 per share, none of which shares are exercisable within sixty (60) days of May 14, 2007.

       (5) Includes vested options to purchase 10,000 shares at $3.07 per share. Excludes option, granted November 30, 2006, to purchase 7,500 shares at $2.00 per share, none of which shares are exercisable within sixty (60) days of May 14, 2007.

       (6) Includes vested options to purchase 10,000 shares at $2.37 per share; 3,000 shares at $2.30 per share; and 5,000 shares at $2.80 per share. Excludes option, granted November 30, 2006, to purchase 2,500 shares at $2.00 per share, none of which shares are exercisable within sixty (60) days of May 14, 2007.

       (7) Includes vested options to purchase 10,000 shares at $3.07 per share. Excludes option, granted November 30, 2006, to purchase 15,000 shares at $2.00 per share, none of which shares are exercisable within sixty (60) days of May 14, 2007.

       (8) Includes vested options to purchase 2,500 shares at $1.67 per share; 2,000 shares at $1.37 per share; and 2,000 shares at $2.81 per share. Excludes option, granted November 30, 2006, to purchase 7,500 shares at $2.00 per share, none of which shares are exercisable within sixty (60) days of May 14, 2007.

       (9) Includes vested options and warrants to purchase an aggregate 153,833 shares of IEI’s common stock granted at prices ranging from $1.17-$3.07 per share.

(10) Hummingbird Management, LLC (“Hummingbird”) acts as investment manager to the Tarsier Nanocap Value Fund, L.P. (“Tarsier”) and The Hummingbird Value Fund, L.P. (“HVF”) and has sole investment discretion and voting authority with respect to the investments owned of record by Tarsier and HVF. Based solely on a Schedule 13D filed with the SEC on May 15, 2007, Hummingbird may be deemed to beneficially own the shares owned by Tarsier and HVF.

Except as set forth above, none of the directors or Named Executive Officers of IEI owns of record of shares of IEI that he or she does not beneficially own, and no associates of the directors or Named Executive Officers of IEI are the beneficial owners of shares of IEI. None of the directors or Named Executive Officers of IEI has purchased or sold any shares of IEI in the past two years, other than the purchase by Mr. Hentschel on September 6, 2005 of 2,000 shares at $1.36 per share in connection with the exercise of an option.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires IEI’s executive officers, directors, and persons who own more than ten percent of a registered class of IEI’s equity securities to file reports of ownership with the SEC. Executive officers, directors, and greater than ten-percent shareholders are required by SEC regulation to furnish IEI with copies of all Section 16(a) forms they file.

IEI believes that all filing requirements applicable under Section 16(a) to its executive officers, directors and 10% shareholders were complied with for fiscal 2006.

“Safe Harbor” Statement Under The Private Securities Reform Act Of 1995

Statements in this document referring to the expected future plans and performance of IEI are forward-looking statements. Actual future results may differ materially from such statements. Factors that could affect future performance include, but are not limited to:  the consummation or failure to consummate the Tender Offer; the loss of one of IEI’s large customers or the cancellation or deferral of purchases of IEI’s products; the loss of one of IEI’s distribution partners or the failure of the partner to devote adequate resources to the sale of IEI’s products; changes in general economic conditions; limitations imposed by IEI’s limited financial resources; IEI’s dependence on certain key employees; any failure by IEI to successfully select, develop, manufacture and market new products or enhance its existing products; fluctuations in IEI’s sales and operating results; IEI’s ability to successfully compete; the expense resulting to IEI from future investments and acquisitions and IEI’s ability to integrate acquired products, technologies or businesses; IEI’s ability to protect its intellectual property rights; the reliability of offshore production undertaken by IEI; IEI’s dependence upon sole source suppliers for certain key components; the risks associated with international sales; and the limited market for IEI’s common stock and the volatility of its share price.

ANNEX II

[Letterhead of Shasta Partners, LLC]

PERSONAL AND CONFIDENTIAL

May 14, 2007

The Board of Directors
International Electronics, Inc.
427 Turnpike Street
Canton, MA 02021

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $.01 per share (the “Shares”), of International Electronics, Inc. (the “Company”) of the $6.65 per Share in cash proposed to be received by holders of Shares in the Tender Offer and the Merger (as defined below) pursuant to an Agreement and Plan of Merger, dated as of May 14, 2007 (the “Agreement”), among Linear LLC (“Linear”), Acquisition Sub 2007-2, Inc., a wholly-owned subsidiary of Linear (“Merger Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Linear will pay $6.65 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Linear or any of its subsidiaries) will be converted into the right to receive $6.65 in cash.

Shasta Partners, LLC (“Shasta”), as part of its investment banking and advisory business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, private placements, restructurings and valuations for estate, corporate and other purposes. Shasta has acted as exclusive financial advisor to the Company in connection with, and has participated in certain negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. A portion of our fees is contingent on delivery of this opinion and the consummation of the Transaction. Shasta has in the past performed other investment banking services for the Company and received compensation for such services.

In connection with this opinion, we have among other things:

(a)                         Reviewed the Agreement together with the exhibits and schedules hereto;

(b)                        Reviewed Annual Reports on Form 10KSB of the Company for the five fiscal years ended August 31, 2006;

(c)                         Reviewed certain Quarterly Reports on Form 10QSB of the Company;

(d)                        Reviewed internal summary financial projections prepared by the Company for the fiscal years ended August 31, 2008 through 2010;

(e)                         Discussed with certain officers and management of the Company the business, results of operations and future prospects of the Company;

(f)                           Analyzed certain financial, operating and securities data of selected comparable publicly held companies;

(g)                        Compared the consideration to be paid in the Transaction with the consideration paid in certain other precedent transactions of a comparable nature;

(h)                        Reviewed the historical price and trading activity for the Shares;

(i)                            Analyzed the premium paid in this Transaction; and

(j)                            Performed and/or considered such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information furnished to us and discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the internal financial forecasts prepared by the management of the Company have been reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company. We have further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading in any respect. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.

For purposes of rendering our opinion we have assumed with your consent, in all respects material to our analysis, that (i) the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Tender Offer will be satisfied without waiver thereof, (ii) the final form of the Agreement will be substantially similar to the last draft reviewed by us; (iii) all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Tender Offer; and (iv) there are no legal issues with regard to the Company that would affect our opinion and we have relied on this assumption without undertaking any independent investigation or inquiry.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. Our opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger.

Based on and subject to the foregoing, it is our opinion that as of the date hereof, the $6.65 per Share in cash proposed to be received by holders of Shares in the Tender Offer and the Merger pursuant to the Agreement is fair from a financial point of view to such holders.

Sincerely,

/s/ Shasta Partners, LLC

Shasta Partners, LLC

ANNEX III

PART 13

Subdivision

A.            Right to Dissent and Obtain Payment for Shares
B.            Procedure for Exercise of Appraisal Rights
C.            Judicial Appraisal of Shares

Subdivision A.
Right to Dissent and Obtain Payment for Shares

Sec.
§ 13.01.   Definitions.
§ 13.02.   Right to Appraisal.
§ 13.03.   Assertion of Rights by Nominees and Beneficial Owners.

§ 13.01.  Definitions.

In this part the following words shall have the following meanings unless the context requires otherwise:

“Affiliate”, any person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control of or with another person.

“Beneficial shareholder”, the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

“Corporation”, the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in sections 13.22 to 13.31, inclusive, includes the surviving entity in a merger.

“Fair value”, with respect to shares being appraised, the value of the shares immediately before the effective date of the corporate action to which the shareholder demanding appraisal objects, excluding any element of value arising from the expectation or accomplishment of the proposed corporate action unless exclusion would be inequitable.

“Interest”, interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

“Marketable securities”, securities held of record by, or by financial intermediaries or depositories on behalf of, at least 1,000 persons and which were

(a) listed on a national securities exchange,

(b) designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or

(c) listed on a regional securities exchange or traded in an interdealer quotation system or other trading system and had at least 250,000 outstanding shares, exclusive of shares held by officers, directors and affiliates, which have a market value of at least $5,000,000.

“Officer”, the chief executive officer, president, chief operating officer, chief financial officer, and any vice president in charge of a principal business unit or function of the issuer.

“Person”, any individual, corporation, partnership, unincorporated association or other entity.

“Record shareholder”, the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

“Shareholder”, the record shareholder or the beneficial shareholder.

§ 13.02.  Right to Appraisal.

(a) A shareholder is entitled to appraisal rights, and obtain payment of the fair value of his shares in the event of, any of the following corporate or other actions:

(1) consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by section 11.04 or the articles of organization or if the corporation is a subsidiary that is merged with its parent under section 11.05, unless, in either case, (A) all shareholders are to receive only cash for their shares in amounts equal to what they would receive upon a dissolution of the corporation or, in the case of shareholders already holding marketable securities in the merging corporation, only marketable securities of the surviving corporation and/or cash and (B) no director, officer or controlling shareholder has a direct or indirect material financial interest in the merger other than in his capacity as (i) a shareholder of the corporation, (ii) a director, officer, employee or consultant of either the merging or the surviving corporation or of any affiliate of the surviving corporation if his financial interest is pursuant to bona fide arrangements with either corporation or any such affiliate, or (iii) in any other capacity so long as the shareholder owns not more than five percent of the voting shares of all classes and series of the corporation in the aggregate;

(2) consummation of a plan of share exchange in which his shares are included unless: (A) both his existing shares and the shares, obligations or other securities to be acquired are marketable securities; and (B) no director, officer or controlling shareholder has a direct or indirect material financial interest in the share exchange other than in his capacity as (i) a shareholder of the corporation whose shares are to be exchanged, (ii) a director, officer, employee or consultant of either the corporation whose shares are to be exchanged or the acquiring corporation or of any affiliate of the acquiring corporation if his financial interest is pursuant to bona fide arrangements with either corporation or any such affiliate, or (iii) in any other capacity so long as the shareholder owns not more than five percent of the voting shares of all classes and series of the corporation whose shares are to be exchanged in the aggregate;

(3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the sale or exchange is subject to section 12.02, or a sale or exchange of all, or substantially all, of the property of a corporation in dissolution, unless:

(i) his shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for his shares; or

(ii) the sale or exchange is pursuant to court order; or

(iii) in the case of a sale or exchange of all or substantially all the property of the corporation subject to section 12.02, approval of shareholders for the sale or exchange is conditioned upon the dissolution of the corporation and the distribution in cash or, if his shares are marketable securities, in marketable securities and/or cash, of substantially all of its net assets, in excess of a reasonable amount reserved to meet unknown claims under section 14.07, to the shareholders in accordance with their respective interests within one year after the sale or exchange and no director, officer or controlling shareholder has a direct or indirect material financial interest in the sale or exchange other than in his capacity as (i) a shareholder of the corporation, (ii) a director, officer, employee or consultant of either the corporation or the acquiring corporation or of any affiliate of the acquiring corporation if his financial interest is pursuant to bona fide arrangements with either corporation or any such affiliate, or (iii) in any other capacity so long as the shareholder owns not more than five percent of the voting shares of all classes and series of the corporation in the aggregate;

(4) an amendment of the articles of organization that materially and adversely affects rights in respect of a shareholder’s shares because it:

(i) creates, alters or abolishes the stated rights or preferences of the shares with respect to distributions or to dissolution, including making non-cumulative in whole or in part a dividend theretofore stated as cumulative;

(ii) creates, alters or abolishes a stated right in respect of conversion or redemption, including any provision relating to any sinking fund or purchase, of the shares;

(iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(iv) excludes or limits the right of the holder of the shares to vote on any matter, or to cumulate votes, except as such right may be limited by voting rights given to new shares then being authorized of an existing or new class; or

(v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under section 6.04;

(5) an amendment of the articles of organization or of the bylaws or the entering into by the corporation of any agreement to which the shareholder is not a party that adds restrictions on the transfer or registration or any outstanding shares held by the shareholder or amends any pre—existing restrictions on the transfer or registration of his shares in a manner which is materially adverse to the ability of the shareholder to transfer his shares;

(6) any corporate action taken pursuant to a shareholder vote to the extent the articles of organization, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to appraisal;

(7) consummation of a conversion of the corporation to nonprofit status pursuant to subdivision B of Part 9; or

(8) consummation of a conversion of the corporation into a form of other entity pursuant to subdivision D of Part 9.

(b) Except as otherwise provided in subsection (a) of section 13.03, in the event of corporate action specified in clauses (1), (2), (3), (7) or (8) of subsection (a), a shareholder may assert appraisal rights only if he seeks them with respect to all of his shares of whatever class or series.

(c) Except as otherwise provided in subsection (a) of section 13.03, in the event of an amendment to the articles of organization specified in clause (4) of subsection (a) or in the event of an amendment of the articles of organization or the bylaws or an agreement to which the shareholder is not a party specified in clause (5) of subsection (a), a shareholder may assert appraisal rights with respect to those shares adversely affected by the amendment or agreement only if he seeks them as to all of such shares and, in the case of an amendment to the articles of organization or the bylaws, has not voted any of his shares of any class or series in favor of the proposed amendment.

(d) The shareholder’s right to obtain payment of the fair value of his shares shall terminate upon the occurrence of any of the following events:

(i) the proposed action is abandoned or rescinded; or

(ii) a court having jurisdiction permanently enjoins or sets aside the action; or

(iii) the shareholder’s demand for payment is withdrawn with the written consent of the corporation.

(e) A shareholder entitled to appraisal rights under this chapter may not challenge the action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

§ 13.03.  Assertion of Rights by Nominees and Beneficial Owners.

(a) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted.  The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record share-holder’s name under this subsection shall be deter-mined as if the shares as to which the record share-holder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(b) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(1) submits to the corporation the record share-holder’s written consent to the assertion of such rights no later than the date referred to in subclause (ii) of clause (2) of subsection (b) of section 13.22; and

(2) does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

Subdivision B.
Procedure for Exercise of Appraisal Rights

Sec.
§ 13.20.  Notice of Appraisal Rights.
§ 13.21.  Notice of Intent to Demand Payment.
§ 13.22.  Appraisal Notice and Form.
§ 13.23.  Perfection of Rights; Right to Withdraw.
§ 13.24.  Payment.
§ 13.25.  After-Acquired Shares.
§ 13.26.  Procedure if Shareholder Dissatisfied With Payment or Offer.

§ 13.20.  Notice of Appraisal Rights.

(a) If proposed corporate action described in sub-section (a) of section 13.02 is to be submitted to a vote at a shareholders’ meeting or through the solicitation of written consents, the meeting notice or solicitation of consents shall state that the corporation has concluded that shareholders are, are not or may be entitled to assert appraisal rights under this chapter and refer to the necessity of the shareholder delivering, before the vote is taken, written notice of his intent to demand payment and to the requirement that he not vote his shares in favor of the proposed action.  If the corporation concludes that appraisal rights are or may be available, a copy of this chapter shall accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(b) In a merger pursuant to section 11.05, the parent corporation shall notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective.  Such notice shall be sent within 10 days after the corporate action became effective and include the materials described in section 13.22.

§ 13.21.  Notice of Intent to Demand Payment.

(a) If proposed corporate action requiring appraisal rights under section 13.02 is submitted to vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(1) shall deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

(2) shall not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment under this chapter.

§ 13.22.  Appraisal Notice and Form.

(a) If proposed corporate action requiring appraisal rights under subsection (a) of section 13.02 becomes effective, the corporation shall deliver a written appraisal notice and form required by clause (1) of subsection (b) to all shareholders who satisfied the requirements of section 13.21 or, if the action was taken by written consent, did not consent.  In the case of a merger under section 11.05, the parent shall deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(b) The appraisal notice shall be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(1) supply a form that specifies the date of the first announcement to shareholders of the principal terms of the proposed corporate action and requires the shareholder asserting appraisal rights to certify (A) whether or not beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date and (B) that the share-holder did not vote for the transaction;

(2) state:

(i) where the form shall be sent and where certificates for certificated shares shall be deposited and the date by which those certificates shall be deposited, which date may not be earlier than the date for receiving the required form under subclause (ii);

(ii) a date by which the corporation shall receive the form which date may not be fewer than 40 nor more than 60 days after the date the subsection (a) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date;

(iii) the corporation’s estimate of the fair value of the shares;

(iv) that, if requested in writing, the corporation will provide, to the shareholder so requesting, within 10 days after the date specified in clause (ii) the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

(v) the date by which the notice to withdraw under section 13.23 shall be received, which date shall be within 20 days after the date specified in sub-clause (ii) of this subsection; and

(3) be accompanied by a copy of this chapter.

§ 13.23.  Perfection of Rights; Right to Withdraw.

(a) A shareholder who receives notice pursuant to section 13.22 and who wishes to exercise appraisal rights shall certify on the form sent by the corporation whether the beneficial owner of the shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to clause (1) of subsection (b) of section 13.22.  If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after—acquired shares under section 13.25.  In addition, a shareholder who wishes to exercise appraisal rights shall execute and return the form and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to subclause (ii) of clause (2) of subsection (b) of section 13.22.  Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to said subsection (b).

(b) A shareholder who has complied with subsection (a) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to subclause (v) of clause (2) of subsection (b) of section 13.22.  A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(c) A shareholder who does not execute and re-turn the form and, in the case of certificated shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in subsection (b) of section 13.22, shall not be entitled to payment under this chapter.

§ 13.24.  Payment.

(a) Except as provided in section 13.25, within 30 days after the form required by subclause (ii) of clause (2) of subsection (b) of section 13.22 is due, the corporation shall pay in cash to those shareholders who complied with subsection (a) of section 13.23 the amount the corporation estimates to be the fair value of their shares, plus interest.

(b) The payment to each shareholder pursuant to subsection (a) shall be accompanied by:

(1) financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) a statement of the corporation’s estimate of the fair value of the shares, which estimate shall equal or exceed the corporation’s estimate given pursuant to subclause (iii) of clause (2) of subsection (b) of section 13.22; and

(3) a statement that shareholders described in subsection (a) have the right to demand further payment under section 13.26 and that if any such shareholder does not do so within the time period specified therein, such shareholder shall be deemed to have accepted the payment in full satisfaction of the corporation’s obligations under this chapter.

§ 13.25.  After-Acquired Shares.

(a) A corporation may elect to withhold payment required by section 13.24 from any shareholder who did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to clause (1) subsection (b) of section 13.22.

(b) If the corporation elected to withhold payment under subsection (a) it must, within 30 days after the form required by subclause (ii) of clause (2) of subsection (b) of section 13.22 is due, notify all shareholders who are described in subsection (a):

(1) of the information required by clause (1) of subsection (b) of section 13.24:

(2) of the corporation’s estimate of fair value pursuant to clause (2) of subsection (b) of said section 13.24;

(3) that they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under section 13.26;

(4) that those shareholders who wish to accept the offer shall so notify the corporation of their acceptance of the corporation’s offer within 30 days after receiving the offer; and

(5) that those shareholders who do not satisfy the requirements for demanding appraisal under section 13.26 shall be deemed to have accepted the corporation’s offer.

(c) Within 10 days after receiving the share-holder’s acceptance pursuant to subsection (b), the corporation shall pay in cash the amount it offered under clause (2) of subsection (b) to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

(d) Within 40 days after sending the notice de-scribed in subsection (b), the corporation must pay in cash the amount if offered to pay under clause (2) of subsection (b) to each shareholder deserved in clause (5) of subsection (b).

§ 13.26.  Procedure if Shareholder Dissatisfied With Payment or Offer.

(a) A shareholder paid pursuant to section 13.24 who is dissatisfied with the amount of the payment shall notify the corporation in writing of that share-holder’s estimate of the fair value of the shares and demand payment of that estimate plus interest, less any payment under section 13.24.  A shareholder offered payment under section 13.25 who is dissatisfied with that offer shall reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares plus interest.

(b) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (a) within 30 days after receiving the corporation’s payment or offer of payment under section 13.24 or section 13.25, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

Subdivision C.
Judicial Appraisal of Shares

Sec.
§ 13.30.  Court Action.
§ 13.31.  Court Costs and Counsel Fees.

§ 13.30.  Court Action.

(a) If a shareholder makes demand for payment under section 13.26 which remains unsettled, the corporation shall commence an equitable proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest.  If the corporation does not commence the proceeding within the 60—day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to section 13.26 plus interest.

(b) The corporation shall commence the proceeding in the appropriate court of the county where the corporation’s principal office, or, if none, its registered office, in the commonwealth is located.  If the corporation is a foreign corporation without a registered office in the commonwealth, it shall commence the proceeding in the county in the commonwealth where the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(c) The corporation shall make all shareholders, whether or not residents of the commonwealth, whose demands remain unsettled parties to the proceeding as an action against their shares, and all parties shall be served with a copy of the petition.  Nonresidents may be served by registered or certified mail or by publication as provided by law or otherwise as ordered by the court.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive.  The court may appoint 1 or more persons as appraisers to receive evidence and recommend a decision on the question of fair value.  The appraisers shall have the powers described in the order appointing them, or in any amendment to it.  The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each shareholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of the share-holder’s shares, plus interest, exceeds the amount paid by the corporation to the shareholder for such shares or (ii) for the fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under section 13.25.

§ 13.31.  Court Costs and Counsel Fees.

(a) The court in an appraisal proceeding commenced under section 13.30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court.  The court shall assess the costs against the corporation, except that the court may assess cost against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(b) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1) against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of sections 13.20, 13.22, 13.24 or 13.25; or

(2) against either the corporation or a share-holder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(d) To the extent the corporation fails to make a required payment pursuant to sections 13.24, 13.25, or 13.26, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.